UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras signs deal to sell distribution in Paraguay

Rio de Janeiro, June 27, 2018 – Petróleo Brasileiro S.A. – Petrobras, following up on the disclosure made on 10/26/2017, informs that its Board of Directors, in a meeting held yesterday, approved the Sale and Purchase Agreement (SPA) for the full sale of Petrobras’ stake in the companies Petrobras Paraguay Distribución Limited (PPDL UK), Petrobras Paraguay Operaciones y Logistics SRL (PPOL) and Petrobras Paraguay Gas SRL (PPG) to Grupo Copetrol.

The agreement is being signed today through Petrobras International Braspetro B.V. (PIB BV), Petrobras subsidiary, and Corporación Paraguaya Distribuidora de Derivados del Petróleo S.A., a Grupo Copetrol company.

The companies that are being sold operate in Paraguay in the segment of distribution and marketing of fuels, LPG, lubricants and other special products, through a network of 197 service stations, in addition to a wholly-owned storage terminal and operations in three airports.

The estimated cash inflow from the sale is US$ 383.5 million (about R$ 1.45 billion) to be paid as follows: advance payment today of US$ 49.3 million by means of a deposit into an escrow account; and US$ 334.2 million on the closing date of the transaction, including approximately US$ 55 million related to the companies cash balance. The value of the sale is still subject to adjustments due to changes in working capital until the conclusion of the operation.

Grupo Copetrol operates in the distribution of fuels and LPG in Paraguay, relying on a network of around 350 service stations and storage terminals.

The conclusion of the transaction is subject to the approval procedures according to the rules and laws of Paraguay.

The operation is part of the Petrobras Partnerships and Divestments Program, in line with the 2018-2022 Business and Management Plan, which establishes the optimization of the company’s portfolio.

This disclosure is pursuant to Petrobras’ Divestment Program, which is in line with the special regime for assets divestment by federal mixed-capital companies, provided for in Decree 9.188/2017.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer